03015045

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-48797

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HUNTER CAPITAL GROUP, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
136 HEBER AVENUE, SUITE 304
(No. and Street)

PARK CITY	UT	84060
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SAEED ABTAHI **435-647-3835**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

60 East South Temple, STE800	Salt Lake City	UT	84111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Saeed Abtahi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Hunter Capital Group, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NOTARY PUBLIC
CINDY A. STOLTMAN
136 Heber Ave., Ste. 304
P.O. Box 682500
Park City, Utah 84060
Comm. Exp. Nov. 23, 2004
STATE OF UTAH

Cindy A. Stoltman
Notary Public

Saeed Abtahi
Signature

President
Title

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of ~~Income (Loss)~~. OPERATIONS
- X (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Hunter Capital Group, L.L.C.
For the Year Ended December 31, 2002
with Report and Supplementary Report of Independent Auditors

Hunter Capital Group, L.L.C.

Financial Statements and Supplemental Information

Year Ended December 31, 2002

Contents

Ernst & Young

Ernst & Young LLP
Suite 800
60 East South Temple
Salt Lake City, Utah 84111

Phone: (801) 350-3300
Fax: (801) 350-3456
www.ey.com

Report of Independent Auditors

To the Members of
Hunter Capital Group, L.L.C.

We have audited the accompanying statement of financial condition of Hunter Capital Group, L.L.C. (the Company) as of December 31, 2002, and the related statements of operations and members' capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Notes 2 and 3, the financial statements include investment securities valued at an estimated fair value of $347,444 (34.36% of members' capital) as of December 31, 2002. These values have been estimated by management in the absence of readily ascertainable market values. However, because of inherent uncertainty of valuation, management's estimate of values may differ significantly from the values that would have been used had a ready market value existed for the securities and the differences could be material.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunter Capital Group, L.L.C. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Salt Lake City, Utah
January 30, 2003, except for Note 7
as to which the date is
February 27, 2003

Hunter Capital Group, L.L.C.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 511,025
Accounts receivable, net of allowance of $19,000	20,962
Amounts due from related partnership	8,587
Interest receivable	19,485
Other receivable	21,600
Investments at estimated fair value	347,444
Prepaid expenses and other assets	45,355
Equipment and leasehold improvements, net	94,744
Total assets	$1,069,202
Liabilities and members' capital	
Liabilities:	
Accounts payable and accrued liabilities	$ 58,153
Total liabilities	58,153
Commitments and contingencies	
Members' capital	1,011,049
Total liabilities and members' capital	$1,069,202

See accompanying notes.

Hunter Capital Group, L.L.C.

Statement of Operations and Members' Capital

Year Ended December 31, 2002

Revenues	
Management fee revenue	$ 69,685
Interest income	38,142
Total revenues	107,827
Expenses	
Compensation and benefits	897,047
Regulatory fees and expenses	21,209
Other	430,936
Total expenses	1,349,192
Net loss	(1,241,365)
Members' capital, beginning of the year	1,252,414
Contributions	1,000,000
Members' capital, end of the year	$ 1,011,049

See accompanying notes.

Hunter Capital Group, L.L.C.

Statement of Cash Flows

Year Ended December 31, 2002

Cash flows from operating activities	
Net loss	$(1,241,365)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	43,078
Allowance for doubtful accounts	6,701
Loss on disposal of equipment	3,247
Changes in assets and liabilities:	
Accounts receivable	17,587
Amounts due from related partnership	(8,587)
Interest receivable	(19,125)
Prepaid expenses and other assets	(5,068)
Accounts payable and accrued liabilities	21,193
Accrued bonuses	(107,000)
Net cash used in operating activities	(1,289,339)
Cash flows from investing activities	
Purchase of equipment	(47,958)
Proceeds from notes receivable	19,752
Net cash used in investing activities	(28,206)
Cash flows from financing activities	
Members' capital contributions	1,000,000
Net cash provided by financing activities	1,000,000
Net decrease in cash and cash equivalents	(317,545)
Cash and cash equivalents, beginning of year	828,570
Cash and cash equivalents, end of year	$ 511,025

See accompanying notes.

Hunter Capital Group, L.L.C.

Notes to Financial Statements

December 31, 2002

1. Organization and Nature of Business

Hunter Capital Group, L.L.C. (the "Company" or "Hunter Capital") was formed as a Delaware limited liability company on September 15, 1995. The Company is an investment bank that provides private placement, restructuring and other advisory services primarily for middle-market companies. The Company became registered as a securities broker under the Securities Exchange Act of 1934 on February 15, 1996 and is a member of the National Association of Securities Dealers, Inc. In addition, the Company also serves as the investment manager to Prospector Equity Capital, L.P. ("PEC"), an affiliated private equity fund of the Company. The members of the Company are AmericaWest Holding, Inc. ("AWH") and East West Holdings, L.L.C. ("EWH"), an entity owned by an officer and director of the Company.

As of December 31, 2002, AWH has contributed 100 percent of the capital of the Company. In addition, EWH has a commitment, under certain circumstances, to contribute an amount equal to 30 percent of total contributions made to the Company. As of December 31, 2002, total cash contributions made by AWH and EWH were $5,977,417 and $0, respectively. As of December 31, 2002, AWH's remaining unfunded capital commitment is $400,000.

The cumulative net losses from the inception of the Company through December 31, 2002 have been allocated to AWH and losses will continue to be allocated to AWH until EWH makes a capital contribution. Any net income will be allocated to AWH until such time that AWH has recovered all cumulative losses previously allocated. In addition, AWH earns an amount equal to eight percent of its contributed capital (the "Preferred Return") each year until EWH makes its committed capital contributions. The Preferred Return is payable to AWH from available operating cash flows, as defined, prior to EWH receiving any distributions. After AWH has been allocated the amounts previously described, profits and losses are allocated 70 percent to AWH and 30 percent to EWH.

As of December 31, 2002, the aggregate earned Preferred Return was $1,638,501.

The Company is required to be dissolved on July 5, 2049, unless the Company is dissolved earlier in accordance with the limited liability company agreement.

Liquidity

The Company has limited revenue and is reliant on related parties for ongoing financing. In the past, the Company has been able to receive funding necessary for its operations through revenue and additional financing from related parties. Management of the Company believes that ongoing financing in the form of members' capital contributions and PEC management fee revenue will be sufficient to fund the Company's ongoing activities. Subsequent to year end, the Company received $400,000 in cash from AWH representing the remaining unfunded capital commitment, for the year ended December 31, 2002. See Note 7 – Subsequent Event.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consists of balances on hand, amounts due from banks, money market funds and cash equivalent short-term investments. Cash equivalents have original maturities of 90 days or less. There are no withdrawal restrictions on cash and cash equivalents.

Accounts Receivable

Accounts receivable consists primarily of reimbursable expenses incurred by the Company on behalf of its clients and fees on completed transactions.

Allowance for Doubtful Accounts

The Company provides an allowance for losses on receivables based on a review of the current status of existing receivables and historical collection experience. Receivables are charged to the allowance accounts when accounts are deemed uncollectible. As of December 31, 2002, the Company has provided an allowance for losses on receivables of $19,000.

Investment Securities

Investment securities include non-marketable equity securities (including preferred stock, common stock and warrants) and notes receivable. These securities are not registered for public sale and carry restrictions on sale and are reported at estimated fair value as determined by management. Factors considered by management in valuing non-marketable securities include the type of investment, purchase cost, marketability, restrictions on disposition, subsequent purchases of the same or similar investments by other investors, and the current financial position and operating results of the investee entities.

Because of the inherent uncertainty of valuation, management's estimate of values may differ significantly from the values that would have been used had a ready market existed for the securities and the differences could be material. See Note 3.

2. Significant Accounting Policies (continued)

Equipment and Leasehold Improvements

Equipment is recorded at cost. Depreciation is computed using the straight-line method based on estimated useful lives ranging from three to seven years for equipment, and the life of the lease for leasehold improvements if shorter than the estimated useful life. Upon retirement of disposition of equipment, the cost and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the statement of operations. Depreciation expense for the year ended December 31, 2002 was $43,078. Expenditures for repairs and maintenance that do not significantly increase the life of the asset are charged to expense as incurred.

Equipment consists of the following at December 31, 2002:

Equipment	$ 300,920
Leasehold improvements	86,945
	387,865
Accumulated depreciation and amortization	(293,121)
	$ 94,744

Revenue Recognition

Revenue from investment services is recognized when all significant items relating to the services have been completed and the amount of the investment service revenues has been determined and is collectible. This is generally at the point when the related private placement becomes effective. The Company may receive its fees in various forms other than cash, such as securities or other assets. The Company records revenue from investment services at the estimated fair value of the non-cash assets received at the time the service is provided. Revenue from advisory services is recognized as the services are performed. There was no such revenue earned during 2002.

The Company earns management fee revenue from PEC for providing investment management services. Revenue earned during the year was $69,685.

Realized and unrealized gains and losses on investment securities owned by the Company are included in revenues as net investment gains and losses.

Interest income is recognized when earned.

2. Significant Accounting Policies (continued)

Income Taxes

Under the income tax provisions applicable to limited liability companies, the Company's taxable earnings or losses are reported in the individual members' income tax returns. Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statements.

Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market or estimated fair value or are carried at amounts that approximate current fair value because of their short-term nature. Estimates are made at a specific point in time, based on relevant market information about the financial instruments.

3. Investment Securities

At December 31, 2002, the Company's investment securities, at estimated fair value, consisted of the following:

Non-marketable equity securities	$ 6,725
Notes receivable	340,719
	$347,444

As of December 31, 2002, notes receivable investment securities were valued at fair value and consist of the following:

Secured note receivable, interest at 14 percent per year	$180,836
Subordinated note receivable, interest at 14.5 percent per year commencing September 2003	109,883
Convertible note receivable, due May 31, 2003, interest at 8 percent per year payable semi-annually	50,000
	$340,719

4. Commitments and Contingencies

Operating Leases

The Company leases office space under non-cancelable operating leases. Total rent expense including common area maintenance expenses for the year ended December 31, 2002 was $151,370. As of December 31, 2002, the expected future minimum rental payments under operating leases are as follows:

Year Ending December 31	
2003	$181,909
2004	94,095
Thereafter	–
	$276,004

Legal and Regulatory Matters

As is the case with many firms in the securities industry, the Company may become a defendant or codefendant in civil actions and arbitrations in the normal course of the Company's business. The Company also may become involved in proceedings with and investigations by governmental agencies and self-regulatory organizations. The Company, after consultation with legal counsel, does not believe that it is currently a party to any threatened, pending or other legal or regulatory matters.

5. Related-Party Transactions

The Company has a receivable outstanding with a former employee of the Company. The receivable has an interest rate of 7% per annum and is due on June 30, 2003. At December 31, 2002, the balance on the receivable was $21,600 and is classified as Other receivable on the Statement of Financial Condition.

A management fee of $69,835 was received under an agreement for management services performed for PEC for the year ended December 31, 2002.

At December 31, 2002, the Company maintained a receivable of $8,587 from PEC, related to expenditures reimbursable to the Company and is classified as Amounts due from related partnership on the Statement of Financial Condition.

5. Related-Party Transactions (continued)

During 2002, the Company made a capital commitment to HunterPEC, L.L.C., a member of the General Partner of Prospector Equity Capital, L.P., in the amount of $81,081, of which $792 was contributed as of December 31, 2002. The amount is included in Prepaid expenses and other assets.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, to be no less than 6-2/3 percent of aggregate indebtedness. As of December 31, 2002, the minimum net capital required to be maintained was $250,000. As of December 31, 2002 aggregate indebtedness was $58,153, and the net capital was $442,651. The Company's net capital at December 31, 2002, exceeded minimum net capital requirements by $192,651. The Company's ratio of aggregate indebtedness to net capital was 13 percent of net capital at December 31, 2002.

7. Subsequent Event

On February 27, 2003, the Company received an additional cash infusion of $400,000 from AWH, representing the remaining unfunded capital commitment of AWH to the Company for the year ended December 31, 2002. The $400,000 of cash was recorded as additional Members' Capital.

Supplemental Information

Hunter Capital Group, L.L.C.

Schedule I
Computation of Net Capital Under Rule 15c3-1

December 31, 2002

Net capital	
Total members' capital	$1,011,049
Less: nonallowable assets	
Accounts receivable, net of allowance of $19,000	20,962
Amounts due from related partnerships	8,587
Interest receivable	19,485
Other receivable	21,600
Investments at estimated fair value	347,444
Prepaid expenses and other assets	45,355
Equipment and leasehold improvements, net	94,744
Net capital before haircuts on cash position	452,872
Less haircuts on cash position	(10,221)
Net capital	$ 442,651
Aggregate indebtedness	
Accounts payable and accrued liabilities	$ 58,153
Total aggregate indebtedness	$ 58,153
Computation of basic net capital requirement	
Minimum net capital required (greater of $250,000 or 6-2/3% of aggregate indebtedness)	$ 250,000
Excess net capital	$ 192,651
Excess net capital at 1,000 percent (net capital, less 10% of aggregate indebtedness)	$ 436,836
Percentage of aggregate indebtedness to net capital	13%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2002 Part IIA FOCUS filing, as amended.

Hunter Capital Group, L.L.C.

Schedule II
Statement Regarding Rule 15c3-3

December 31, 2002

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
Suite 800
60 East South Temple
Salt Lake City, Utah 84111

Phone: (801) 350-3300
Fax: (801) 350-3456
www.ey.com

Report of Independent Auditors on Internal Control

To the Members'
Hunter Capital Group, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Hunter Capital Group, L.L.C. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule

17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Salt Lake City, Utah
January 30, 2003